GALIANO GOLD CONSOLIDATES OWNERSHIP OF THE ASANKO
GOLD MINE IN TRANSFORMATIONAL TRANSACTION

(all dollar amounts in USD)

Vancouver, British Columbia, December 21, 2023 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce that it has entered into a binding share purchase agreement (the "SPA") with subsidiaries of Gold Fields Limited. ("Gold Fields") to acquire Gold Fields' 45% interest in the Asanko Gold Mine (the "AGM") (the "Acquisition"). Upon completion of the Acquisition, Galiano will establish itself as a growing gold producer with robust financial strength, owning and operating one of the largest gold mines in West Africa.

Under the terms of the SPA, Gold Fields will receive $20 million satisfied by the issuance of common shares of Galiano ("Galiano Shares"), future cash consideration of up to $85 million and a capped 1% net smelter return royalty on 447,000 ounces of gold production from the Nkran deposit. Upon closing of the Acquisition, Gold Fields will also receive $65 million in cash, equivalent to its effective interest in the cash balance of the joint venture (the "JV").

Key Transaction Highlights

  Creates a Unique High-Growth Gold Producer: Fully funded organic growth at the AGM, with expected average annual gold production of approximately 240,000 ounces from 2024 through 2030.
  Consolidation of the AGM creates relevant scale: Immediately doubles Galiano's attributable gold production, cash flow and Mineral Reserves and Mineral Resources.
  Attractive Transaction Structure: Existing JV cash provides majority of upfront consideration, with limited equity dilution. More than 50% of total consideration is deferred and paid following an expected period of elevated cash flows.
  Highly Accretive to Key Metrics: Attractive acquisition multiples coupled with significant accretion to the Galiano shareholders on all financial and operating metrics.
  Robust Financial Position: Continued balance sheet strength with pro forma consolidated cash of approximately $130M (based on September 30, 2023, unaudited) and no debt.
  Compelling Value Proposition: Significant catalyst for potential re-rating and enhanced leverage to gold.
  Focused Vision at the AGM: Elimination of JV structure will streamline operational and financial decision making.

Matt Badylak, President and CEO, stated, "This transaction marks a significant value adding event for the shareholders of Galiano, transforming the Company into a relevant, emerging mid-tier gold producer by consolidating one of the largest gold producing mines in West Africa. Upon closing of the Acquisition, Galiano immediately doubles attributable gold production and will further increase this to an expected average of 240,000 ounces per year over the life of mine. The transaction structure results in a strongly accretive acquisition and galvanizes a significant rerate opportunity for our shareholders. This includes Gold Fields, who continue to be a supportive shareholder through an increased share ownership In Galiano."

Asanko Gold Mine Highlights

Pro forma Ownership	Galiano 90% / Government of Ghana 10%
LOM Average Annual Gold Production	Approximately 240,000 ounces
LOM Average AISC2	$1,063 per ounce
Proven and Probable Mineral Reserves	2.1 million ounces of gold
Measured and Indicated Mineral Resources	3.5 million ounces of gold (inclusive of reserves)
Inferred Resources	1.1 million ounces of gold
Post-tax NPV (5%) at US$1,700/oz	$343M
Post-tax NPV (5%) at US$2,000/oz	$630M

1Refer to Technical Report entitled "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" with an effective date of December 31, 2022. Note: Life-of-mine average values based on 2024 to 2030 onwards

2See Non-IFRS Performance Measures

Transaction Details

Under the terms of the SPA, Gold Fields will receive $20 million satisfied by the issuance of Galiano Shares, resulting in Gold Fields owning 19.9% of Galiano's issued and outstanding shares, and retain $65 million in cash, equivalent to its effective interest in the cash balance at the JV.

Gold Fields will also receive total future consideration of up to $85 million, comprised of (i) $25 million on or before December 31, 2025 (the "First Deferred Consideration"), (ii) $30 million on or before December 31, 2026 (the "Second Deferred Consideration"), and (iii) $30 million upon the production of 100,000 ounces of gold from the Nkran deposit (the "Contingent Consideration").  Galiano has the right to satisfy up to 20% of each of the First Deferred Consideration and Second Deferred Consideration with Galiano common shares, subject to Gold Fields not owning more than 19.9% of Galiano's issued and outstanding shares.

Gold Fields will also receive a 1% net smelter returns royalty on production from the Nkran deposit beginning upon 100,000 ounces being produced (on a 100% basis) (the "Royalty"). The Royalty will be capped and subject to a maximum of 447,000 ounces of production (on a 100% basis).  Galiano has a right of first refusal on any full or partial disposition of the Royalty by Gold Fields.

Upon closing of the Acquisition, Gold Fields will enter into an amended investor rights agreement with Galiano, which includes a 12-month standstill period and other customary rights, including a pre-emptive right for Gold Fields to maintain its ownership interest as at closing of the Acquisition.

The Acquisition is not subject to shareholder votes, but is subject to various conditions, including receipt of all required regulatory approvals, which includes the approval of the TSX and NYSE American stock exchanges, and the receipt of a No Objection Letter from the Ministry of Lands & Natural Resources of Ghana.

The Acquisition is expected to close in Q1 2024.

Advisors

Edgehill Advisory Ltd. acted as financial advisor in connection with the Acquisition and Blake, Cassels & Graydon LLP acted as legal advisor.

Conference Call

Galiano will be holding a conference call and webcast on Thursday, December 21, 2023, at 7:00am PST (10:00am EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-888-390-0546
Outside of Canada & USA: 416-764-8688
Webcast: https://app.webinar.net/w8X9M6PA3W5

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the Galiano homepage as a simultaneous audio webcast of the conference call at www.galianogold.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Toll Free Canada & USA: 1-888-390-0541
Outside of Canada & USA: 416-764-8677
Access Code: 481064#

An archived webcast of the conference call will also be available at www.galianogold.com.

Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

  Total Cash Costs per Gold Ounce

Management of the Company uses total cash costs per gold ounce sold to monitor the operating performance of the JV.  Total cash costs include the cost of production, adjusted for share-based compensation expense, by-product revenue and production royalties per ounce of gold sold.

  All-in Sustaining Costs per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold.

Qualified Person

Richard Miller, P.Eng., Vice President Technical Services with Galiano., is a Qualified Person as defined by Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

Contact Information

Krista Muhr
SVP, Investor Relations
(778) 239.0446
krista.muhr@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa, and jointly owned with Gold Fields. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements with respect to the completion and timing of the Acquisition, the benefits of the Acquisition to the Company and its shareholders, the merits of the AGM, the operating plans for the AGM; opportunities for growth at the corporate level; commitment to health and safety; anticipated production and cost guidance and related matters. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the ability of the Company to satisfy the conditions requested to close the Acquisition, receipt of all necessary regulatory approvals in connection with the Acquisition, the ability of the Company to meet the expected timing for closing the Acquisition; development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: risks related to the Company's ability to close the Acquisition, risks related to the expected benefits of the Acquisition; the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; LOM estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the JV's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.